Mail Stop 6010

October 24, 2005

Jerauld J. Cutini
Chief Executive Officer
New Athletics, Inc.
440 Kings Village Road
Scotts Valley, California 95066

> **Re:** **New Athletics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 14, 2005**
> **File No. 333-126098**

Dear Mr. Cutini:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Questions and Answers About the Merger Transaction, page 1

1.   We reissue prior comment 3, which sought disclosure quantifying the expected benefits to Trikon's and Aviza's executive officers in the "Questions and Answers" or "Summary" section of the prospectus.

What vote was required, page 5

2.   Regarding your response to comment 5:

- We note your references to the investment decision in the footnotes to the fee table. Please tell us what investment decision remains to be made in connection with the merger by the remaining Aviza security holders.

- It appears that Aviza previously submitted the matter to the vote of security holders without registration under the Securities Act. It is inconsistent with Section 5 of the Act to complete an unregistered transaction via a registration statement.

Each of Trikon and Aviza . . ., page 27

3.   We are unable to agree with part (2) of your response to comment 6. As noted in paragraph M.20 of the Division of Corporation Finance's *Manual of Publicly Available Telephone Interpretations* (July 1997), the filing of Form 8-A does not affect the status of a successor under rule 12g-3. Additionally, both that telephone interpretation and the rule 12g-3 proposing release make clear that a purpose of the rule is to eliminate possible gaps in the application of Exchange Act protection to the security holders. Therefore, New Athletics will be a successor issuer per rule 12g-3. Please revise your disclosure accordingly.

Exhibits

4.   We note your response to prior comment 11. We further note that Trikon Technologies requested confidential treatment for portions of this agreement.   We will review and provide any comments on Trikon's request separately. Comments on Trikon's request must be resolved before we may accelerate the effectiveness of this registration statement.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Kuhar at (202) 551-3662, or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Christopher L. Kaufman, Esq. – Latham & Watkins LLP
                 Andrew S. Williamson, Esq. – Latham & Watkins LLP